                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 9)*

                             US Airways Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                    (Upon conversion of Series H Cumulative
                          Convertible Preferred Stock)

                         (Title of Class of Securities)

                                  911905 10 7
                                 (CUSIP Number)

                                Marc D. Hamburg
                            Berkshire Hathaway Inc.
                   1440 Kiewit Plaza, Omaha, Nebraska  68131
                                 (402) 346-1400
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 15, 1997
                         (Date of Event which Requires
                           Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 49 Pages)

CUSIP No. 911905 10 7

1    Name of Reporting Person:

     S.S. or I.R.S. Identification No. of Above Person:
          Warren E. Buffett

2    Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
______________________________________________________________________________

3    SEC USE ONLY


______________________________________________________________________________

4    Source of Funds*:
          AF

5    Check box if disclosure of Legal Proceedings
     is required pursuant to Items 2(d) or (e)                             [ ]

6    Citizen or place of organization:
          United States citizen

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
          -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
          358,000 shares Series H Senior Cumulative Convertible Preferred Stock

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
          -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
          358,000 shares Series H Senior Cumulative Convertible Preferred Stock

11   Aggregate amount beneficially owned by each Reporting Person:
          358,000 shares Series H Senior Cumulative Convertible Preferred Stock

12   Check Box if the aggregate amount in
     Row (11) excludes certain shares*                                     [ ]

13   Percent of class represented by amount in Row (11):
          10.41%

14   Type of Reporting Person*:
          IN

CUSIP No. 911905 10 7

1    Name of Reporting Person:

     S.S. or I.R.S. Identification No. of Above Person:
          Berkshire Hathaway Inc.

2    Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
______________________________________________________________________________

3    SEC USE ONLY


______________________________________________________________________________
4    Source of Funds*:
          AF

5    Check box if disclosure of Legal Proceedings
     is required pursuant to Items 2(d) or (e)                             [ ]

6    Citizen or place of organization:
          Delaware corporation

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
          -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
          358,000 shares Series H Senior Cumulative Convertible Preferred Stock

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
          -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
          358,000 shares Series H Senior Cumulative Convertible Preferred Stock

11   Aggregate amount beneficially owned by each Reporting Person:
          358,000 shares Series H Senior Cumulative Convertible Preferred Stock

12   Check Box if the aggregate amount in
     Row (11) excludes certain shares*                                     [ ]

13   Percent of class represented by amount in Row (11):
          10.41%

14   Type of Reporting Person*:
          HC, CO

CUSIP No. 911905 10 7

1    Name of Reporting Person:

     S.S. or I.R.S. Identification No. of Above Person:
          National Indemnity Company

2    Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
______________________________________________________________________________

3    SEC USE ONLY


______________________________________________________________________________

4    Source of Funds*:
          WC, AF

5    Check box if disclosure of Legal Proceedings
     is required pursuant to Items 2(d) or (e)                             [ ]

6    Citizen or place of organization:
          Nebraska corporation

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
          -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
          256,000 shares Series H Senior Cumulative Convertible Preferred Stock

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
          -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
          256,000 shares Series H Senior Cumulative Convertible Preferred Stock

11   Aggregate amount beneficially owned by each Reporting Person:
          256,000 shares Series H Senior Cumulative Convertible Preferred Stock

12   Check Box if the aggregate amount in
     Row (11) excludes certain shares*                                     [ ]

13   Percent of class represented by amount in Row (11):
          7.44%

14   Type of Reporting Person*:
          IC

CUSIP No. 911905 10 7

1    Name of Reporting Person:

     S.S. or I.R.S. Identification No. of Above Person:
          National Fire and Marine Insurance Company

2    Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
______________________________________________________________________________

3    SEC USE ONLY

______________________________________________________________________________

4    Source of Funds*:
          AF

5    Check box if disclosure of Legal Proceedings
     is required pursuant to Items 2(d) or (e)                             [ ]

6    Citizen or place of organization:
          Nebraska corporation

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
          -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
          3,000 shares Series H Senior Cumulative Convertible Preferred Stock

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
          -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
          3,000 shares Series H Senior Cumulative Convertible Preferred Stock

11   Aggregate amount beneficially owned by each Reporting Person:
          3,000 shares Series H Senior Cumulative Convertible Preferred Stock

12   Check Box if the aggregate amount in
     Row (11) excludes certain shares*                                     [ ]

13   Percent of class represented by amount in Row (11):
          .09%

14   Type of Reporting Person*:
          IC

CUSIP No. 911905 10 7

1    Name of Reporting Person:

     S.S. or I.R.S. Identification No. of Above Person:
          Redwood Fire and Casualty Insurance Company

2    Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
______________________________________________________________________________

3    SEC USE ONLY

______________________________________________________________________________

4    Source of Funds*:
          WC

5    Check box if disclosure of Legal Proceedings
     is required pursuant to Items 2(d) or (e)                             [ ]

6    Citizen or place of organization:
          Nebraska corporation

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
          -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
          3,000 shares Series H Senior Cumulative Convertible Preferred Stock

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
          -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
          3,000 shares Series H Senior Cumulative Convertible Preferred Stock

11   Aggregate amount beneficially owned by each Reporting Person:
          3,000 shares Series H Senior Cumulative Convertible Preferred Stock

12   Check Box if the aggregate amount in
     Row (11) excludes certain shares*                                     [ ]

13   Percent of class represented by amount in Row (11):
          .09%

14   Type of Reporting Person*:
          IC

CUSIP No. 911905 10 7

1    Name of Reporting Person:

     S.S. or I.R.S. Identification No. of Above Person:
          Cypress Insurance Company

2    Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
______________________________________________________________________________

3    SEC USE ONLY


______________________________________________________________________________

4    Source of Funds*:
          WC

5    Check box if disclosure of Legal Proceedings
     is required pursuant to Items 2(d) or (e)                             [ ]

6    Citizen or place of organization:
          California corporation

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
          -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
          2,000 shares Series H Senior Cumulative Convertible Preferred Stock

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
          -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
          2,000 shares Series H Senior Cumulative Convertible Preferred Stock

11   Aggregate amount beneficially owned by each Reporting Person:
          2,000 shares Series H Senior Cumulative Convertible Preferred Stock

12   Check Box if the aggregate amount in
     Row (11) excludes certain shares*                                     [ ]

13   Percent of class represented by amount in Row (11):
          .06%

14   Type of Reporting Person*:
          IC

CUSIP No. 911905 10 7

1    Name of Reporting Person:

     S.S. or I.R.S. Identification No. of Above Person:
          Columbia Insurance Company

2    Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
______________________________________________________________________________

3    SEC USE ONLY


______________________________________________________________________________

4    Source of Funds*:
          WC

5    Check box if disclosure of Legal Proceedings
     is required pursuant to Items 2(d) or (e)                             [ ]

6    Citizen or place of organization:
          Nebraska corporation

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
          -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
          73,000 shares Series H Senior Cumulative Convertible Preferred Stock

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
          -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
          73,000 shares Series H Senior Cumulative Convertible Preferred Stock

11   Aggregate amount beneficially owned by each Reporting Person:
          73,000 shares Series H Senior Cumulative Convertible Preferred Stock

12   Check Box if the aggregate amount in
     Row (11) excludes certain shares*                                     [ ]

13   Percent of class represented by amount in Row (11):
          2.12%

14   Type of Reporting Person*:
          IC

CUSIP No. 911905 10 7

1    Name of Reporting Person:

     S.S. or I.R.S. Identification No. of Above Person:
          National Liability & Fire Insurance Company

2    Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
______________________________________________________________________________

3    SEC USE ONLY

______________________________________________________________________________

4    Source of Funds*:
          WC

5    Check box if disclosure of Legal Proceedings
     is required pursuant to Items 2(d) or (e)                             [ ]

6    Citizen or place of organization:
          Illinois corporation

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
          -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
          2,000 shares Series H Senior Cumulative Convertible Preferred Stock

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
          -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
          2,000 shares Series H Senior Cumulative Convertible Preferred Stock

11   Aggregate amount beneficially owned by each Reporting Person:
          2,000 shares Series H Senior Cumulative Convertible Preferred Stock

12   Check Box if the aggregate amount in
     Row (11) excludes certain shares*                                     [ ]

13   Percent of class represented by amount in Row (11):
          .06%

14   Type of Reporting Person*:
          IC

CUSIP No. 911905 10 7

1    Name of Reporting Person:

     S.S. or I.R.S. Identification No. of Above Person:
          Blue Chip Stamps

2    Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
______________________________________________________________________________

3    SEC USE ONLY


______________________________________________________________________________

4    Source of Funds*:
          AF

5    Check box if disclosure of Legal Proceedings
     is required pursuant to Items 2(d) or (e)                             [ ]

6    Citizen or place of organization:
          California corporation

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
          -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
          12,000 shares Series H Senior Cumulative Convertible Preferred Stock

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
          -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
          12,000 shares Series H Senior Cumulative Convertible Preferred Stock

11   Aggregate amount beneficially owned by each Reporting Person:
          12,000 shares Series H Senior Cumulative Convertible Preferred Stock

12   Check Box if the aggregate amount in
     Row (11) excludes certain shares*                                     [ ]

13   Percent of class represented by amount in Row (11):
          .35%

14   Type of Reporting Person*:
          CO

CUSIP No. 911905 10 7

1    Name of Reporting Person:

     S.S. or I.R.S. Identification No. of Above Person:
          Wesco Financial Corporation

2    Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
______________________________________________________________________________

3    SEC USE ONLY


______________________________________________________________________________

4    Source of Funds*:
          AF

5    Check box if disclosure of Legal Proceedings
     is required pursuant to Items 2(d) or (e)                             [ ]

6    Citizen or place of organization:
          Delaware corporation

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
          -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
          12,000 shares Series H Senior Cumulative Convertible Preferred Stock

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
          -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
          12,000 shares Series H Senior Cumulative Convertible Preferred Stock

11   Aggregate amount beneficially owned by each Reporting Person:
          12,000 shares Series H Senior Cumulative Convertible Preferred Stock

12   Check Box if the aggregate amount in
     Row (11) excludes certain shares*                                     [ ]

13   Percent of class represented by amount in Row (11):
          .35%

14   Type of Reporting Person*:
          CO

CUSIP No. 911905 10 7

1    Name of Reporting Person:

     S.S. or I.R.S. Identification No. of Above Person:
          Wesco Holdings Midwest, Inc.

2    Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
______________________________________________________________________________

3    SEC USE ONLY


______________________________________________________________________________

4    Source of Funds*:
          AF

5    Check box if disclosure of Legal Proceedings
     is required pursuant to Items 2(d) or (e)                             [ ]

6    Citizen or place of organization:
          Delaware corporation

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
          -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
          12,000 shares Series H Senior Cumulative Convertible Preferred Stock

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
          -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
          12,000 shares Series H Senior Cumulative Convertible Preferred Stock

11   Aggregate amount beneficially owned by each Reporting Person:
          12,000 shares Series H Senior Cumulative Convertible Preferred Stock

12   Check Box if the aggregate amount in
     Row (11) excludes certain shares*                                     [ ]

13   Percent of class represented by amount in Row (11):
          .35%

14   Type of Reporting Person*:
          CO

CUSIP No. 911905 10 7

1    Name of Reporting Person:

     S.S. or I.R.S. Identification No. of Above Person:
          Wesco-Financial Insurance Company

2    Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
______________________________________________________________________________

3    SEC USE ONLY


______________________________________________________________________________

4    Source of Funds*:
          WC

5    Check box if disclosure of Legal Proceedings
     is required pursuant to Items 2(d) or (e)                             [ ]

6    Citizen or place of organization:
          Nebraska corporation

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
          -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
          12,000 shares Series H Senior Cumulative Convertible Preferred Stock

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
          -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
          12,000 shares Series H Senior Cumulative Convertible Preferred Stock

11   Aggregate amount beneficially owned by each Reporting Person:
          12,000 shares Series H Senior Cumulative Convertible Preferred Stock

12   Check Box if the aggregate amount in
     Row (11) excludes certain shares*                                     [ ]

13   Percent of class represented by amount in Row (11):
          .35%

14   Type of Reporting Person*:
          IC

CUSIP No. 911905 10 7

1    Name of Reporting Person:

     S.S. or I.R.S. Identification No. of Above Person:
          Nebraska Furniture Mart, Inc.

2    Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
______________________________________________________________________________

3    SEC USE ONLY


______________________________________________________________________________

4    Source of Funds*:
          WC

5    Check box if disclosure of Legal Proceedings
     is required pursuant to Items 2(d) or (e)                             [ ]

6    Citizen or place of organization:
          Nebraska corporation

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
          -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
          5,000 shares Series H Senior Cumulative Convertible Preferred Stock

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
          -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
          5,000 shares Series H Senior Cumulative Convertible Preferred Stock

11   Aggregate amount beneficially owned by each Reporting Person:
          5,000 shares Series H Senior Cumulative Convertible Preferred Stock

12   Check Box if the aggregate amount in
     Row (11) excludes certain shares*                                     [ ]

13   Percent of class represented by amount in Row (11):
          .15%

14   Type of Reporting Person*:
          CO

CUSIP No. 911905 10 7

1    Name of Reporting Person:

     S.S. or I.R.S. Identification No. of Above Person:
          The Fechheimer Bros. Company

2    Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
______________________________________________________________________________

3    SEC USE ONLY


______________________________________________________________________________

4    Source of Funds*:
          WC

5    Check box if disclosure of Legal Proceedings
     is required pursuant to Items 2(d) or (e)                             [ ]

6    Citizen or place of organization:
          Delaware corporation

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
          -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
          5,000 shares Series H Senior Cumulative Convertible Preferred Stock

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
          -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
          5,000 shares Series H Senior Cumulative Convertible Preferred Stock

11   Aggregate amount beneficially owned by each Reporting Person:
          5,000 shares Series H Senior Cumulative Convertible Preferred Stock

12   Check Box if the aggregate amount in
     Row (11) excludes certain shares*                                     [ ]

13   Percent of class represented by amount in Row (11):
          .15%

14   Type of Reporting Person*:
          CO

CUSIP No. 911905 10 7

1    Name of Reporting Person:

     S.S. or I.R.S. Identification No. of Above Person:
          Oak River Insurance Company
          (successor to Kansas Fire and Casualty Company)

2    Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
______________________________________________________________________________

3    SEC USE ONLY

______________________________________________________________________________

4    Source of Funds*:
          WC, AF

5    Check box if disclosure of Legal Proceedings
     is required pursuant to Items 2(d) or (e)                             [ ]

6    Citizen or place of organization:
          Nebraska corporation

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
          -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
          3,000 shares Series H Senior Cumulative Convertible Preferred Stock

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
          -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
          3,000 shares Series H Senior Cumulative Convertible Preferred Stock

11   Aggregate amount beneficially owned by each Reporting Person:
          3,000 shares Series H Senior Cumulative Convertible Preferred Stock

12   Check Box if the aggregate amount in
     Row (11) excludes certain shares*                                     [ ]

13   Percent of class represented by amount in Row (11):
          .09%

14   Type of Reporting Person*:
          IC

CUSIP No. 911905 10 7

1    Name of Reporting Person:

     S.S. or I.R.S. Identification No. of Above Person:
          National Indemnity Company of Mid America

2    Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
______________________________________________________________________________

3    SEC USE ONLY

______________________________________________________________________________

4    Source of Funds*:
          WC, AF

5    Check box if disclosure of Legal Proceedings
     is required pursuant to Items 2(d) or (e)                             [ ]

6    Citizen or place of organization:
          Minnesota corporation

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
          -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
          3,000 shares Series H Senior Cumulative Convertible Preferred Stock

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
          -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
          3,000 shares Series H Senior Cumulative Convertible Preferred Stock

11   Aggregate amount beneficially owned by each Reporting Person:
          3,000 shares Series H Senior Cumulative Convertible Preferred Stock

12   Check Box if the aggregate amount in
     Row (11) excludes certain shares*                                     [ ]

13   Percent of class represented by amount in Row (11):
          .09%

14   Type of Reporting Person*:
          IC

CUSIP No. 911905 10 7


Items 4, 5, 6 and 7 of the Schedule 13D previously filed by the undersigned with respect to the common stock of US Airways Group, Inc. ("USAir") are hereby amended to add the following:


Item 4.   Purpose of Transaction.
------    ----------------------

     On August 15, 1997, Berkshire Hathaway Inc. ("Berkshire") and certain of its affiliates (the "Holders") that directly hold shares of USAir Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Stock"), entered into an Agreement for Exchange of Stock (the "Exchange Agreement") with USAir pursuant to which the Holders exchanged each of their 358,000 shares of Series A Preferred Stock for 358,000 shares of a new issue of USAir Series H Senior Cumulative Convertible Preferred Stock ("Series H Preferred Stock"). Berkshire and the Holders entered into the Exchange Agreement at the request of USAir in order to facilitate USAir's redemption of another series of its preferred stock ranking junior to the Series A Preferred Stock. The Exchange Agreement amended certain provisions of the Stock Purchase Agreement, dated as of August 7, 1989 (the "Stock Purchase Agreement"), between Berkshire and USAir, as described below. The Certificate of Designation for the new shares of Series H Preferred has substantially identical terms as the Certificate of Designation for the Series A Preferred Stock, except as noted below.

     The Stock Purchase Agreement previously restricted Berkshire from knowingly selling any USAir securities to any person or group acting in concert which would, following such sale, possess over 3% of the voting power of USAir's outstanding voting securities. The Exchange Agreement has amended this restriction to instead restrict Berkshire from (a) selling USAir securities representing more than 3% of the voting power of USAir's outstanding voting securities at the time of the sale to any one person (or group known by the undersigned to be acting in concert) or (b) selling any USAir securities to any one person (or group acting in concert) which (i) at the time of sale has on file with the Securities and Exchange Commission a Schedule 13D with respect to USAir voting securities disclosing that such entity (or group) beneficially owns more than 5% of USAir's voting securities, or (ii) is otherwise known to Berkshire as the beneficial owner directly or indirectly of more than 5% of USAir's voting securities.

     In the Exchange Agreement, USAir has irrevocably waived its rights and released Berkshire from its obligations under Section 1(b)(v) of the Stock Purchase Agreement, which had previously required Berkshire to offer USAir a right of first refusal before the Holders could sell any USAir securities.

     The Exchange Agreement provisions summarized in previous two paragraphs will facilitate Berkshire's disposition of the USAir securities held by the Holders. While Berkshire has no plan for the Holders to dispose of any USAir securities presently, Berkshire continuously reviews its position in USAir securities, and its opportunities to sell those securities, as part of Berkshire's ordinary investment activity. At any time, Berkshire may determine to sell, and may sell, all or part of the Holders' USAir securities, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. Such a disposition may take any form, including but not limited to a sale, transfer, exchange, assignment,

CUSIP No. 911905 10 7

conveyance or pledge of the Series H Preferred Stock, the USAir common stock issued or issuable upon conversion of the Series H Preferred Stock, other USAir securities, and/or other securities or instruments convertible into or exchangeable for all or part of such USAir securities.

     The Certificate of Designation for the Series H Preferred Stock differs from the Series A Preferred Stock Certificate of Designation in the following principal respects:

     (a)  Redemption.  USAir may not redeem the Series H Preferred Stock until
          ----------
March 15, 1998. On and after such date, USAir may redeem all (but not less than all) of the Series H Preferred Stock for $1,150 per share plus accrued dividends. Under the Series A Preferred Stock Certificate of Designation, since August 7, 1991, USAir could redeem all (but not less than all) of the Series A Preferred Stock for $1,100 per share plus accrued dividends.

     (b)  Conversion Rate.  Each share of Series H Preferred Stock may be
          ---------------
converted into 26 shares of USAir common stock, determined by dividing 9,239,944 by 358,000 and rounding to the nearest share, subject to certain anti-dilution adjustments. The aggregate number of USAir common shares into which the Series H Preferred Stock may be converted is currently 9,308,000 shares. Each share of Series A Preferred Stock was convertible into approximately 25.8099 shares of USAir common stock, determined by dividing 9,239,944 by 358,000 without rounding to the nearest share, subject to certain anti-dilution adjustments. The aggregate number of USAir common shares into which the Series A Preferred Stock could have been converted immediately prior to the exchange was 9,239,944 shares.

     (c)  Voting Rights.  The Series A Preferred Stock and Series H Preferred
          -------------
Stock each have voting rights equal to the number of shares into which each series may be converted. Therefore, the undersigned was entitled to 9,239,944 votes under the Series A Certificate of Designation and is currently entitled to 9,308,000 votes under the Series H Certificate of Designation, subject to certain anti-dilution adjustments.


Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

     The change in the conversion rate formula for the Series H Preferred Stock has changed the number of shares of USAir common stock that would be held by the undersigned upon conversion of the Series H Preferred Stock and the total votes to which the Series H Preferred Stock is entitled. These changes are detailed in the table below. Percentages in the following table are based upon the number of securities outstanding as disclosed in USAir's quarterly report on Form 10-Q for the quarter ended June 30, 1997. The following table assumes that all shares of Series H Preferred Stock were converted to USAir common stock and that no shares of USAir's Series B Cumulative Convertible Preferred Stock have been so converted.

CUSIP No. 911905 10 7


                                 Shares of                       Percentage
                                 Series H        Shares of     of Common and
Name                          Preferred Stock   Common Stock    Voting Stock
---------------------------   ---------------   ------------   --------------

National Indemnity Co.                250,000      6,500,000            7.27%
Columbia Insurance Co.                 73,000      1,898,000            2.12
Cypress Insurance Co.                   2,000         52,000             .06
National Liability &
  Fire Insurance Co.                    2,000         52,000             .06
Wesco-Financial
  Insurance Co.                        12,000        312,000             .35
The Fechheimer Bros.
  Company                               5,000        130,000             .15
Redwood Fire & Casualty
  Insurance Co.                         3,000         78,000             .09
Nebraska Furniture Mart,
  Inc.                                  5,000        130,000             .15
National Indemnity
  Company of Mid-America                3,000         78,000             .09
Oak River Insurance Co.                 3,000         78,000             .09
                                      -------      ---------           -----

                                      358,000      9,308,000           10.41%

     Warren E. Buffett, Chairman of the Board of Berkshire, may be deemed to control Berkshire, which controls each of the Holders identified in the above table. Both Mr. Buffett and Berkshire thus may be considered to have beneficial ownership of the entire 358,000 shares of Series H Preferred Stock shown. Wesco-Financial Insurance Company, Oak River Insurance Company and Redwood Fire and Casualty Insurance Company, each of which is identified on the cover pages and previously in Item 2 of this Schedule 13D, are indirect subsidiaries of Berkshire, which controls each of the intervening companies--Blue Chip Stamps, Wesco Financial Corporation and Wesco Holdings Midwest, Inc. (in the case of Wesco-Financial Insurance Company); National Indemnity Company (in the case of Oak River Insurance Company and National Indemnity Company of Mid-America); and National Fire and Marine Insurance Company (in the case of Redwood Fire and Casualty Insurance Company). Each of these intervening companies is identified on the cover pages of this Schedule 13D and in Item 2 of prior versions of this
Schedule 13D, whether or not it is a record holder of Series H Preferred Stock.


Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
------    ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     As described above in Item 4, the Exchange Agreement and the Series H Certificate of Designation provide for various rights and restrictions with respect to USAir's securities.


Item 7.   Material to be Filed as Exhibits.
------    --------------------------------

     (a) The Agreement for Exchange of Stock, dated August 15, 1997, by and between Berkshire Hathaway Inc., both for itself and on behalf of its affiliates listed on Schedule A to the agreement, and US Airways Group, Inc. is attached as Exhibit A to this Schedule.

CUSIP No. 911905 10 7

     (b) The Certificate of Designation for the Series H Senior Cumulative Convertible Preferred Stock of US Airways Group, Inc. is attached as Exhibit B to this Schedule.

CUSIP No. 911905 10 7


                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated this 19th day of August, 1997.



/s/ Warren E. Buffett
 Warren E. Buffett


BERKSHIRE HATHAWAY INC.              NATIONAL INDEMNITY COMPANY



By /s/ Warren E. Buffett             By /s/Warren E. Buffett
   Warren E. Buffett                    Warren E. Buffett
   Chairman of the Board                Chairman of the Board

NATIONAL FIRE AND MARINE             COLUMBIA INSURANCE COMPANY
 INSURANCE COMPANY



By /s/Warren E. Buffett              By /s/Warren E. Buffett
   Warren E. Buffett                    Warren E. Buffett
   Chairman of the Board                Chairman of the Board

WESCO HOLDINGS MIDWEST               THE FECHHEIMER BROTHERS COMPANY



By /s/Warren E. Buffett              By /s/Warren E. Buffett
   Warren E. Buffett                    Warren E. Buffett
   President                                Director

NATIONAL LIABILITY & FIRE INSURANCE COMPANY, NEBRASKA FURNITURE MART, INC., REDWOOD FIRE AND CASUALTY INSURANCE COMPANY, NATIONAL INDEMNITY COMPANY OF MID-AMERICA, OAK RIVER INSURANCE COMPANY, CYPRESS INSURANCE COMPANY, WESCO FINANCIAL CORPORATION, BLUE CHIP STAMPS AND WESCO-FINANCIAL INSURANCE COMPANY


By /s/Warren E. Buffett
   Warren E. Buffett
   Attorney-in-Fact